EXHIBIT 99.2

AMENDMENT TO THE SMART GLOBAL HOLDINGS, INC. AMENDED AND RESTATED 2017 SHARE INCENTIVE PLAN (THE “PLAN”)

1.	Section 4 — Effective as of February 1, 2019, Section 4 of the Plan shall be amended to replace the first full sentence of Section 4(a) thereof with the following:

Subject to adjustment as provided in this Section, the number of Shares with respect to which Awards may be granted under the Plan on and following the Effective Date shall be 1,500,000 as of the Effective Date, plus 1,500,000 as of February 1, 2019 (the “2019 Reserved Shares”), plus an annual increase on the first day of each fiscal year during the term of the Plan beginning with the fiscal year starting September 1, 2017 and continuing for ten fiscal years (ending with the fiscal year starting September 1, 2026), in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 2.5% of the number of shares of the ordinary shares outstanding on such date, or (iii) an amount determined by the Board. To the extent that the Plan is and remains exempt from Section 162(m) of the Code pursuant to Treasury Regulation section 1.162-27(f) as a plan that existed during the period in which the Company was not publicly held, the 2019 Reserved Shares shall not be available for awards to any person who at the time of the award is a covered employee within the meaning of Section 162(m) of the Code.